UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 7, 2002

Sandra Leung
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company

Dear Ms. Leung:

This is in regard to your letter dated March 6, 2002 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Bristol-Myers's proxy materials for its upcoming annual meeting of security holders. On March 5, 2002 we issued a no-action response to Bristol-Myers's no-action request dated December 21, 2001. Your letter indicates that the proponents have withdrawn the proposal, and that Bristol-Myers therefore withdraws its request for no-action relief from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Doug J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Corporate Secretary

March 6, 2002

BY FAX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Keir D. Gumbs, Special Counsel

Re: **Bristol-Myers Squibb Company Request for No Action Relief on Shareholder Proposal by the United Brotherhood of Carpenters' Pension Fund**

Dear Mr. Gumbs:

This will confirm that Bristol-Myers Squibb is in receipt of the Securities and Exchange Commission's response to its request for no action relief on the above-referred shareholder proposal dated March 5, 2002. As we discussed, Bristol-Myers Squibb had withdrawn its request for no action relief prior to March 5 because the proponent had withdrawn the proposal. A copy of the proponent's withdrawal letter is attached. I would appreciate your providing a letter acknowledging receipt of Bristol-Myers Squibb's withdrawal request.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

Sandra Leung

Sandra Leung

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 27, 2002

[SENT VIA FACSIMILE 212-605-9622]

Ms. Sandra Leung
Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Proposal

Dear Ms. Leung:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby formally withdraw the auditor conflict shareholder proposal ("Proposal") submitted to Bristol-Myers Squibb Company ("Company") on November 10, 2001. The withdrawal of the Proposal is in response to the positive action taken by the Company to address the issues raised in the Proposal. The Company's policies and practices in regards to their independent auditor will help ensure auditor independence and protect the integrity of the financial reporting system. We appreciate the Company's leadership in dealing with this issue in a constructive manner, as these actions will serve the Company and its shareholders well.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

101 Constitution Avenue. N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724